                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )/1

                          Inspire Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457733 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 3, 2000
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

--------
    1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 457733 10 3                                          Page 2 of 9 Pages


1)   Name of Reporting Person                Domain Partners
     I.R.S. Identification                   III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                    Delaware
     of Organization

--------------------------------------------------------------------------------
Number of               5)   Sole Voting     2,514,456 shares
Shares Beneficially          Power           of Common Stock
Owned by Each
Reporting Person
With
                        --------------------------------------------------------
                        6)   Shared Voting
                             Power                -0-
                        --------------------------------------------------------
                        7)   Sole Disposi-   2,514,456 shares
                             tive Power      of Common Stock
                        --------------------------------------------------------
                        8)   Shared Dis-
                             positive Power       -0-
                        --------------------------------------------------------

9)   Aggregate Amount Beneficially           2,514,456 shares
     Owned by Each Reporting Person          of Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                9.9%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                  PN

CUSIP No. 457733 10 3                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                DP III Associates,
     I.R.S. Identification                   L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                    Delaware
     of Organization

--------------------------------------------------------------------------------
Number of               5)   Sole Voting     80,528 shares
Shares Beneficially          Power           of Common Stock
Owned by Each
Reporting Person
With
                        --------------------------------------------------------
                        6)   Shared Voting
                             Power                -0-
                        --------------------------------------------------------
                        7)   Sole Disposi-   80,528 shares
                             tive Power      of Common Stock
                        --------------------------------------------------------
                        8)   Shared Dis-
                             positive Power       -0-
                        --------------------------------------------------------

9)   Aggregate Amount Beneficially           80,528 shares
     Owned by Each Reporting Person          of Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                0.3%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                  PN
--------------------------------------------------------------------------------

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CUSIP No. 457733 10 3                                          Page 4 of 9 Pages


                                  SCHEDULE 13G
                                  ------------

ITEM 1(a) -    Name of Issuer: Inspire Pharmaceuticals, Inc.

ITEM 1(b) -    Address of Issuer's Principal Executive Offices:

               4222 Emperor Boulevard, Suite 470
               Durham, NC 27703

ITEM 2(a) -    Name of Person Filing:

               This statement is being filed by Domain Partners III, L.P., a Delaware limited partnership ("Domain III") and DP III Associates, L.P., a Delaware limited partnership ("DP III A") (together, the "Reporting Persons").

ITEM 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ 08542

ITEM 2(c) -    Place of Organization:

               Domain III:  Delaware
               DP III A:  Delaware

ITEM 2(d) -    Title of Class of Securities:

               Common Stock

ITEM 2(e) -    CUSIP Number: 457733 10 3

ITEM 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.


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CUSIP No. 457733 10 3                                          Page 5 of 9 Pages


ITEM 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               Domain III: 2,514,456 shares of Common Stock
               DP III A: 80,528 shares of Common Stock

               (b)  Percent of Class:

               Domain III: 9.9%
               DP III A: 0.3%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               Domain III: 2,514,456 shares of Common Stock
               DP III A: 80,528 shares of Common Stock

               (ii)  shared power to vote or to direct the vote:
                     -0-

               (iii) sole power to dispose or to direct the disposition of:
               Domain III: 2,514,456 shares of Common Stock
               DP III A: 80,528 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

ITEM 6 -       Ownership of More than Five Percent on Behalf of

               Another Person:

               Not applicable.

ITEM 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Company:



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CUSIP No. 457733 10 3                                          Page 6 of 9 Pages


               Not applicable.

ITEM 8 - Identification and Classification of Members of the Group:

               See Exhibit 2.

ITEM 9 -       Notice of Dissolution of Group:

               Not applicable.

ITEM 10 -      Certification:

               Not applicable.





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CUSIP No. 457733 10 3                                          Page 7 of 9 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DOMAIN PARTNERS III, L.P.
                                     By:  One Palmer Square Associates
                                     III, L.P., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                       --------------------------------
                                            General Partner


                                     DP III ASSOCIATES, L.P.
                                     By:  One Palmer Square Associates
                                     III, L.P., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                       --------------------------------
                                            General Partner


Date: February 9, 2001


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CUSIP No. 457733 10 3                                          Page 8 of 9 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                            DOMAIN PARTNERS III, L.P.
                                       AND
                             DP III ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The  undersigned  hereby  agree  that  the  Information  Statement  on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                     DOMAIN PARTNERS III, L.P.
                                     By:  One Palmer Square Associates
                                     III, L.P., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                       --------------------------------
                                            General Partner


                                     DP III ASSOCIATES, L.P.
                                     By:  One Palmer Square Associates
                                     III, L.P., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                       --------------------------------
                                            General Partner



Date: February 9, 2001



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CUSIP No. 457733 10 3                                          Page 9 of 9 Pages


                                                                       EXHIBIT 2

                        IDENTIFICATION AND CLASSIFICATION
                             OF MEMBERS OF THE GROUP
                             -----------------------

          Domain Partners III, L.P.and DP III Associates, L.P. are filing this statement on Schedule 13G as a group.

          Domain Partners III, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.

          DP III Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.